EXHIBIT 16.1

September 14, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated September 8, 2015, of Ashford Inc. and are in agreement with the statements contained in the second, third, fourth, fifth and seventh paragraphs on page two therein. In regard to the first and sixth paragraphs on page two therein, we are in agreement with the statements about EY. We have no basis to agree or disagree with other statements of the registrant contained in the above referenced filing.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph on page two therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2014 financial statements.

/s/ Ernst & Young LLP